Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 21, 2007 relating to the financial statements of Enerplus Resources Fund and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 40-F of Enerplus Resources Fund for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada

February 21, 2007